Exhibit (a)(1)(vii)

(Incorporated in Ireland with registered number 30356)

LETTER FROM THE CHAIRMAN
11 March 2013

Dear Shareholder,

Tender Offer to purchase Ordinary Shares (including Ordinary Shares represented by American Depositary Shares)

Introduction

The Board announced on 22 February 2013 that it intended to return to Shareholders up to US$1 billion of the significant upfront payment that it expected to receive from Biogen, Idec in respect of the Tysabri Transaction. The Board subsequently announced on 8 March 2013 that this capital return would be by way of a “Dutch Auction” tender offer. The Circular dated 11 March 2013 sets out full details of the Tender Offer. The Tender Offer requires the approval of Shareholders. On or about 18 March 2013, Shareholders will be mailed a notice of Extraordinary General Meeting to be held at The Westin Hotel, Westmoreland Street, Dublin 2, Ireland on 12 April 2013 at 10.00 a.m. to consider the resolution required to implement the Tender Offer.

Shareholders can decide whether they want to tender all or any of their Ordinary Shares (including Ordinary
Shares represented by ADSs) in the Tender Offer. Shareholders are not obliged to tender all or any of their Ordinary Shares (including Ordinary Shares represented by ADSs) if they do not wish to do so.
Shareholders should read the whole of the Circular and not rely solely on the information in this letter.

While the Board will be making a recommendation with respect to the Extraordinary General Meeting, the
Board is making no recommendation to Shareholders in relation to participation in the Tender Offer.
Shareholders need to decide individually what is best for them. The Directors all wish to retain their holdings in Elan and therefore are not intending to tender any of their Ordinary Shares (including Ordinary Shares represented by ADSs) in the Tender Offer.

Tenders may be made in the Price Range of between US$11.25 and US$13.00. Only tenders made in
US$0.25 increments in the Price Range will be accepted.

The Company is satisfied that it has sufficient Profits Available for Distribution to enable Completion.

Background to the Tender Offer

On 22 February 2013, the Company announced that, upon completion of the Tysabri Transaction with Biogen Idec, it would institute a share repurchase program by utilising US$1 billion of the upfront proceeds from the Tysabri Transaction which would enable a significant portion of the locked value of Tysabri to be returned to Shareholders directly. The Company stated that instituting a share repurchase program from the proceeds generated by the restructuring of the Tysabri collaboration with Biogen, Idec. would unlock incremental value to Shareholders’ benefit.

The Company reviewed several options for returning value to Shareholders. For the purpose of this substantial return of up to US$1 billion, the Board decided to implement a Tender Offer because it believes this process benefits both Shareholders and the Company. In particular, the Tender Offer:

•	provides Shareholders who wish to sell Ordinary Shares (including Ordinary Shares represented by ADSs) the opportunity to do so;
•	enables those Shareholders who do not wish to receive capital at this time to maintain their full investment in the Company;
•	is available to all Shareholders (other than Shareholders who may be resident in a Prohibited Territory) regardless of the size of their shareholdings;
•	means Shareholders may receive a premium to the closing price of the ADSs on the NYSE on 8 March 2013; and
•	will have a positive impact on the Company’s earnings per share as all of the Ordinary Shares acquired under the Tender Offer will be cancelled.

The repurchase of the Ordinary Shares (including the Ordinary Shares represented by ADSs) by the Company will be financed from the Group’s existing resources and the proceeds of the Tysabri Transaction.

The Tender Offer

The Tender Offer will be implemented on the basis of Davy acquiring the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) at a “Strike Price” determined pursuant to a modified “Dutch Auction”. In turn, Davy shall sell, and the Company shall purchase, such Ordinary Shares (including Ordinary Shares represented by ADSs) at the same price pursuant to the terms of the Repurchase Deed. The Company intends to cancel the Ordinary Shares (including Ordinary Shares represented by ADSs) acquired by it under the Repurchase Deed.

Shareholders can decide whether they want to tender all, some or none of their Ordinary Shares or ADSs in the Tender Offer.

Tenders may be made in the range of US$11.25 to US$13.00 per Ordinary Share inclusive (the “Price Range”), in increments of US$0.25 only. For illustrative purposes only, in Euro the Price Range is equivalent to €8.65 to €10.00 per Ordinary Share based on an exchange rate of €1.00 per US$1.3005 as at 8 March 2013. Tenders may also be made at the Strike Price.

The “Strike Price” is the price at which Ordinary Shares will be purchased by Davy under the Tender Offer. This will be determined within the aforementioned Price Range at the lowest level necessary to purchase the minimum number of Ordinary Shares (including Ordinary Shares represented by ADSs) having a total aggregate cost not exceeding US$1 billion.

For details of how to tender ADSs, ADS Holders should refer to the Questions and Answers in Part I of the Circular and also each of Part II (Summary of the Tender Offer and Procedures) and Part III (Details of the Tender Offer in respect of ADSs/Further information for US Shareholders).

For details of how to tender Ordinary Shares, Shareholders should refer to the Questions and Answers in Part
I of the Circular and also each of Part II (Summary of the Tender Offer and Procedures), Part IV (Details of the Tender Offer in respect of Ordinary Shares) and Part V (Tax Aspects of the Tender Offer in respect of Ordinary Shares).

The Extraordinary General Meeting

Shareholders will, on or about 18 March 2013, be mailed a notice of the Extraordinary General Meeting along with a Form of Proxy for use in connection with the Extraordinary General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete and return the Form of Proxy to be sent to you as soon as possible and, in any event, so as to be received by Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, not later than 10.00 a.m. (Irish time) on 10 April 2013. ADS Holders are requested to complete the Voting Instruction Form to be provided and return such form as soon as possible and in any event so as to be received by the ADS Depositary not later than 10.00 a.m. (New York City time) on 8 April 2013. Holders of ADSs in street name accounts should follow the instructions to be provided by their bank or broker custodian.

The completion and return of Forms of Proxy will not preclude registered holders of Ordinary Shares from attending the Extraordinary General Meeting should they wish to do so.

Recommendation

The Board considers that the Tender Offer is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board unanimously recommends all Shareholders to vote in favour of the Resolution necessary to effect the Tender Offer as they intend to do in respect of their own beneficial holdings of Ordinary Shares amounting in aggregate to 780,629 Ordinary Shares, representing approximately 0.13% of the current issued ordinary share capital of Elan.

The Board is making no recommendation to Shareholders in relation to participation in the Tender Offer itself. Whether or not Shareholders decide to tender all or any of their Ordinary Shares (including Ordinary Shares represented by ADSs) will depend, among other things, on their view of Elan's prospects and their own individual circumstances, including their tax position. Shareholders are recommended to consult their duly authorised independent advisers and make their own decision.

The Directors all wish to retain their holdings in Elan and therefore are not intending to tender any of their Ordinary Shares (including Ordinary Shares represented by ADSs) in the Tender Offer.

Yours sincerely

Robert A. Ingram
Chairman